Exhibit 99.1

8i Enterprises Acquisition Corp. Announces Additional Contribution to Trust Account to Extend Period to Consummate Business Combination

NEW YORK, June 25, 2020 (GLOBE NEWSWIRE) — 8i Enterprises Acquisition Corp. (NASDAQ: JFKKU, JFK, JFKKW, JFKKR) (“JFK” or the “Company”), a special purpose acquisition company, announced today that it has deposited into the JFK trust account (the “Trust Account”) an aggregate of $575,000 (the “Extension Amount”), representing approximately $0.10 per share of common stock, in order to extend the period of time JFK has to complete a business combination for an additional three (3) months, from July 1, 2020 to September 30, 2020. JFK paid the Extension Amount out of its working capital. The purpose of the extension is to provide time for JFK to complete its initial business combination.

About 8i Enterprises Acquisition Corp.

JFK is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

In April 2019, JFK consummated a $57.5 million initial public offering of 5,750,000 units, each unit consisting of one ordinary share, one warrant entitling its holder to purchase one-half of one ordinary share at a price of $11.50 per whole share, and one right to receive one-tenth (1/10) of an ordinary share upon the consummation of a business combination.

In July 2019, JFK entered into a Share Exchange Agreement, as further amended, by and among JFK, Diginex Limited, a Hong Kong company (“Diginex HK”), the shareholders of Diginex HK (the “Sellers”), Pelham Limited, a Hong Kong company, as representative of the Sellers, Diginex Limited, a Singapore public company limited by shares (“Singapore NewCo”) and INNOVATIVE LIMITED, a British Virgin Islands business company, for the purpose of JFK acquiring all of the issues and outstanding ordinary shares of Diginex HK.

JFK’s securities are quoted on the NASDAQ stock exchange under the ticker symbols JFKKU, JFK, JFKKW and JFKKR.

Important Notice Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including the funding of the Trust Account to extend the period of time for JFK to consummate a business combination. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the JFK, including those set forth in the Risk Factors section of the proxy statement/prospectus on Form F-4/A jointly filed by Singapore NewCo and JFK, filed with the Securities and Exchange Commission (“SEC”). Copies are available on the SEC’s website, www.sec.gov. JFK undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

William Yap, CFA

Chief Financial Officer

Email: ir@8icorp.com

Phone: +65 6788-0388

or

Tony Tian, CFA

Weitian Group LLC

Email: ttian@weitianco.com

Phone: +1 732-910-9692